February 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Form 1-A-W/A
Tuscan Gardens Senior Living Communities, Inc.

Amended Request for Withdrawal Post-Qualification Amendments on Form 1-A filed under form type 1-A/A (File No. 02410945)

Ladies and Gentlemen:

On behalf of Tuscan Gardens Senior Living Communities, Inc. (the “Company”), we hereby submit this letter to amend prior non-conforming 1-A-W filings by the Company dated February 9, 2022 and February 14, 2022.

The intent of this amendment is to notify the Securities and Exchange Commission (the “SEC”) that the Company is hereby applying for the withdrawal of the following Post-Qualification amendments to the above-referenced Offering on Form 1-A filed under form type 1-A/A (File No. 02410945), that was qualified by the SEC on November 25, 2019 (the “Qualified Offering”):

Amendment	Data of Filing
1-A POS	2021-10-06
1-A POS	2021-04-21
1-A POS	2021-03-26
1-A POS	2021-03-10
1-A POS	2021-01-22

The Company is making its request to withdraw the Post-Qualification Amendments, as the Qualified Offering is being superseded by the Company’s replacement Offering under File No. 024-11706 on form 1-A/A dated November 4, 2021 (the “Replacement Offering”).

The Company further represents that no securities have been sold under the Qualified Offering or the Replacement Offering.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (407) 206-6511.

Sincerely,

/s/ Laurence J. Pino

Laurence J. Pino,

Chief Executive Officer